Exhibit 99.1
Triple-S Management Corporation
Incentive Compensation Recoupment Policy
     Overview. Triple-S Management Corporation (the “Company”) has adopted this incentive compensation recoupment policy (the “Policy”) in order to ensure that Incentive Compensation (as defined below) is paid based on accurate financial data. Under the circumstances described below, the Company may seek to recover Incentive Compensation that would have not been paid if the correct performance data had been used to determine the amount payable. The Compensation Committee of the Board of Directors (the “Committee”) shall have full authority to interpret and enforce the Policy and may recommend that the Board of Directors take action with respect to the Policy. The Policy shall apply to all Incentive Compensation awarded to Covered Employees regardless of individual fault. The Committee may amend or terminate this Policy at any time.
     Covered Employees. The Policy applies to any current of former employee of the Company or its subsidiaries who received Incentive Compensation during the 3-year period (or in the event of fraud or misconduct, for any period) preceding the date on which the Company is required to prepare an accounting restatement due to the material noncompliance of the issuer with any financial reporting requirement under the securities laws.
     Incentive Compensation. For purposes of this Policy, “Incentive Compensation” means, with respect to each Covered Employee: (i) performance bonuses and incentive awards (including stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares or other stock-based awards) paid, granted, vested or accrued under any Company plan or agreement in the form of cash or Company common stock, (ii) outstanding incentive awards that have not vested or been earned, and (iii) in cases of fraud or misconduct, the gain realized by any Covered Employee engaged in such conduct on the exercise of stock options or stock appreciation rights, the vesting of other incentive awards, or the sale of Company stock acquired through any incentive award, to the extent such bonuses and incentive awards are based on financial information required to be reported under the securities laws.
     Triggering Events; Calculation of Overpayment. The Committee will review any Incentive Compensation that it determines was overpaid, in whole or in part, as a result of an accounting restatement that is due to the material noncompliance of the Company with any financial reporting requirement under the securities laws. To the extent practicable and in the best interest of stockholders, and as required or permitted by applicable law, the Committee will seek to recover or cancel any Incentive Compensation received during the 3-year period preceding the date on which the Company is required to prepare such restatement in excess of the Incentive Compensation that would have been paid or granted during such 3-year period to such Covered Employee, or the Incentive Compensation in which such Covered employee would have vested during such 3-year period, had the actual payment, granting or vesting been calculated based on the restated results in each year (the “Overpayment”). Notwithstanding the above, in the event that any Covered Employee engaged in fraud or misconduct, the Committee shall be entitled to determine the Overpayment with respect to such Covered Employee for any time before such restatement is required.
     Forms of Recovery. The Company shall have the right to demand the reimbursement of any Overpayment, net of income taxes and other payroll-related taxes paid by the Covered Employee. To the extent the Covered Employee does not reimburse any Overpayment, the Company shall have the right to sue for repayment and enforce the repayment through the reduction or cancellation of outstanding and future Incentive Compensation. To the extent any shares have been issued under vested Incentive Compensation awards or such shares have been sold by the Covered Employee, the Company shall have the right to cancel any other outstanding stock-based awards with a value equivalent to the Overpayment, as determined by the Company.
     Time Period for Overpayment Review. The Committee may make determinations of Overpayment at any time through the end of the third fiscal year following the year for which the inaccurate performance criteria were measured (the “Overpayment Review Period”); provided, that if steps have been taken within such period to restate the Company’s financial or operating results, the Overpayment Review Period shall be extended until such restatement is completed. For illustrative purposes only, this means that if Incentive Compensation is paid for fiscal year 2010 performance is paid in early 2011, such compensation shall be subject to review for Overpayment until the end of the Company’s 2013 fiscal year. Notwithstanding the above, if the reason for the inaccuracy of the performance criteria is an act of fraud or misconduct of a Covered Employee, the Committee can make determinations of Overpayment at any time after such act of fraud or misconduct first occurred.
     Applicability. This Policy applies to all Incentive Compensation, whether paid or granted prior to the adoption of the Policy, except to the extent prohibited by applicable law or any other legal obligation of the Company. Application of the Policy does not preclude the Company from taking any other action to enforce a Covered Employee’s obligations to the Company, including termination of employment or institution of civil or criminal proceedings.
     Committee Determination Final. Any determination by the Committee (or by any officer of the Company to whom enforcement authority has been delegated) shall be ratified by the Board of Directors and be final, conclusive and binding upon all parties.
     Effective Date. This Policy was adopted by the Company’s Board of Directors and became effective on October 5, 2010.

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